FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

May 31, 2023

Date of Report (date of earliest event reported)

Pegasus Digital Mobility Acquisition Corp.

(Exact name of Registrant as specified in its charter)

Cayman Islands	001-40945	98-1596591
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

71 Fort Street George Town Grand Cayman Cayman Islands	KY1-1106
(Address of principal executive offices)	(Zip Code)

+1345 769-4900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one redeemable Warrant	PGSS.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	PGSS	New York Stock Exchange
Redeemable Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PGSS.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On May 31, 2023, Pegasus Digital Mobility Acquisition Corp., a Cayman Islands exempted company ("Pegasus"), entered into a Business Combination Agreement (as it may be amended, supplemented, or otherwise modified from time to time, the "Business Combination Agreement"), by and among Pegasus, Gebr. SCHMID GmbH, a German limited liability company ("Schmid"), Pegasus Topco B.V., a Dutch private limited liability company and wholly-owned subsidiary of Pegasus ("TopCo") and Pegasus MergerSub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of TopCo ("Merger Sub").

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Pegasus, TopCo and Merger Sub as well as by Anette Schmid and Christian Schmid, the shareholders of Schmid (each a "Schmid Shareholder" and, collectively, the "Schmid Shareholders"). Capitalized terms used but not defined herein have the meaning given to them in the respective agreements indicated, copies of which are attached as Exhibits hereto.

The Transactions

The Business Combination Agreement provides for, among other things, the following transactions on the closing date, in each case, on the terms and subject to the conditions set forth therein:

•	Pegasus will merge with and into Merger Sub pursuant to Part XVI of the Cayman Companies Act (the "Merger"), with Merger Sub as the surviving company in the Merger (the "Surviving Company"), and each issued and outstanding Eligible Pegasus Share will be automatically cancelled and extinguished in exchange for the Merger Consideration as defined and detailed in the Business Combination Agreement (such issuance, together with the Merger, the "Business Combination") and each warrant issued by Pegasus (the "Pegasus Warrant") that is outstanding immediately prior to the Effective Time will, immediately following the completion of the Business Combination, represent a warrant on the same contractual terms and conditions as were in effect with respect to such Pegasus Warrant immediately prior to the Effective Time under the terms of the Warrant Agreement, as applicable, that is exercisable for an equivalent number of TopCo Ordinary Shares, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

•	Immediately after giving effect to the Business Combination, the Schmid Shareholders shall contribute their shares of Company Common Stock to Topco in return for such number of TopCo Ordinary Shares equal to the number of shares defined in the Business Combination (the "Exchange");

•	Immediately after giving effect to the Exchange, a notarial deed will be executed by a Dutch notary in order to change the legal form of TopCo from a private limited liability company to a public limited liability company and TopCo is currently intended to be renamed to "Schmid Group N.V.".

The Merger, the Business Combination, the Exchange, and the other transactions contemplated by the Business Combination Agreement (together, the "Transactions") are expected to close in the fourth quarter of 2023, following the receipt of the required approvals by Pegasus's shareholders and the fulfilment of other closing conditions.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. Each of Pegasus, the Schmid Shareholders and Schmid have agreed to take all action within their power as may be necessary or appropriate such that, effective immediately after the closing of the Transactions (the "Closing"), the board of directors of TopCo will be a "one-tier" board of directors with a total of seven members, of which four members shall be independent board members. The appointment process of the board of directors as well as the duration of terms are set forth in Clause 9.1 of the Business Combination Agreement.

Conditions to Each Party's Obligations

The obligations of Pegasus, TopCo, Schmid, and Merger Sub (each a "Party" and, collectively, the "Parties") to consummate the Transactions are subject to the satisfaction or, if permitted by applicable law, waiver by the Party for whose benefit such condition exists of various conditions, including: (a) no legal restraint or prohibition preventing the consummation of the Transactions shall be in effect; (b) the Registration Statement/Proxy Statement shall have become effective; (c) the Transaction Proposals shall have been approved by Pegasus's shareholders; (d) the Required Company Shareholders' Consent shall continue to be in full force and effect; (e) after giving effect to the Transactions, TopCo shall have at least U.S.$5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing; and (f) TopCo shall receive a minimum of U.S.$35,000,000 in cash from the Transaction (from cash held in trust or PIPE investments).

Additional conditions to the obligations of the Parties are set forth in Clause 10.2 and Clause 10.3 of the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated, and the Transactions may be abandoned, at any time prior to the Closing (a) by mutual written consent of Schmid, TopCo, and Pegasus; (b) by written notice to Schmid from Pegasus and TopCo, if any of the representations or warranties set forth in Clause 4 shall not be true and correct or if Schmid has failed to perform any covenant or agreement set forth in the Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods; (c) by written notice to Pegasus and Topco from Schmid, if any of the representations or warranties set forth in Clause 5 or Clause 6 shall not be true and correct or if Pegasus, TopCo, or Merger Sub have failed to perform any covenant or agreement set forth in the Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods; (d) by written notice to the other Parties from Pegasus or Schmid, if the Transactions have not been consummated on or prior to the earlier of (i) the date by which Pegasus must have consummated a business combination in accordance with the Pegasus Memorandum and Articles of Associations, as amended or (ii) the Termination Date; (e) by written notice from either Pegasus or Schmid if any Governmental Authority has issued a Governmental Order or taken any other action enjoining, restraining or otherwise prohibiting the Transactions beyond the Termination Date and such Governmental Order or other action shall have become final and non-appealable; (f) by written notice from either Pegasus or TopCo if the Required Pegasus Shareholder Approval is not obtained; (g) by written notice to Pegasus and TopCo from Schmid if (i) the Pegasus Board does not make the Pegasus Board Recommendation or (ii) makes any other transaction proposal that is not in favor of, or does not support, the Transactions; (h) by written notice to Pegasus and TopCo from Schmid, if Pegasus and/or TopCo do not take all such action as may be necessary or reasonably appropriate such that effective as of the Change of Legal Form Anette Schmid, Christian Schmid, Sir Ralf Speth and another person proposed by Schmid will become members of the TopCo Board of Directors; or (i) by written notice to Schmid and TopCo from Pegasus, if the Required Company Shareholders' Consent is, at any time, no longer valid or is otherwise revoked or rescinded at any time.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Agreement. The Agreement contains representations, warranties, and covenants that the respective parties made to each other as of the date of the Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly, and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the Parties rather than establishing matters as facts. Pegasus does not believe that these schedules contain information that is material to an investment decision.

Schmid Shareholders' Undertaking

Concurrently with the execution of the Business Combination Agreement and the fulfilment of the conditions precedent set forth the Business Combination Agreement, each of the Schmid Shareholders irrevocably and unconditionally undertakes and agrees in each case to the extent legally possible and permissible (a) to fully support and implement the Transactions in relation to which such Schmid Shareholders' support or participation is required or appropriate, (b) to omit any actions which could be of detriment to the implementation of the Transactions, (c) to vote or cause to be voted all of such Schmid Shareholder's Company Shares as defined in the Schmid Shareholders' Undertakings against any resolution that would reasonably be expected to impede or adversely affect the Transactions in any way, or result in a breach of any undertaking, representation or warranty of such Shareholder contained in the Schmid Shareholders' Undertakings, and (d) to contribute its respective Company Shares to TopCo in exchange for TopCo Shares substantially in accordance with the Exchange Table and the exchange ratio as set forth therein, in each case, on the terms and subject to the conditions set forth in the Schmid Shareholders' Undertakings.

A copy of the Schmid Shareholders' Undertakings is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Schmid Shareholders' Undertakings.

Company and Schmid Shareholder Lock-Up Agreement

Concurrently with the execution of the Business Combination Agreement, each Schmid Shareholder will enter into a Lock-Up Agreement, pursuant to which they will agree not to, without the prior written consent of the board of directors of TopCo, effect any transaction or enter into any arrangement which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any ordinary shares in the share capital of TopCo held by them immediately after the Closing, nor to publicly announce any intention to effect or enter the same, during the period beginning on the Closing and ending on the date that is one year after the Closing (the "Lock-Up Period") on the terms and subject to the conditions set forth in the Lock-Up Agreement.

A copy of the form of the Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Lock-Up Agreement.

Sponsor Agreement and Sponsor and Insider Lock-up

Concurrently with the execution of the Business Combination Agreement, Pegasus, Pegasus Digital Mobility Sponsor LLC (the "Sponsor"), Schmid and certain individuals party thereto (comprising the officers and directors of Pegasus) (each, an "Insider") have entered into a Sponsor Agreement, pursuant to which, among other things, the Sponsor and the Insiders agreed to (i) vote in favor of all of the transaction proposals to be voted upon at the meeting of Pegasus shareholders, including approval of the Agreement and the Transactions, (ii) waive certain adjustments to the conversion ratio and other anti-dilution protections set forth in the governing documents of Pegasus with respect to the Pegasus Class B Shares owned by such Sponsor and Insider, (iii) be bound by certain transfer restrictions with respect to their Pegasus shares prior to the Closing, (iv) to use 2,812,500 of the existing Pegasus Class B Shares (half of the existing Pegasus Class B Shares) to negotiate non-redemption agreements with certain holders of Pegasus Class A Shares or to enter into PIPE subscription agreements with investors, and (v) be bound by certain lock-up provisions during the Lock-Up Period with respect to any shares or warrants of TopCo received in exchange for holdings in Pegasus in connection with the Transactions, in each case on the terms and subject to the conditions set forth therein.

A copy of the form of the Sponsor Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Sponsor Agreement.

PIPE Subscription Agreements

Pegasus and TopCo are in ongoing discussions with investors as part of potential PIPE transactions.

In case PIPE investors are committing to subscribe shares or instruments convertible into shares, the issuance of subscribed shares or such other instruments by such PIPE investors are intended to be completed substantially concurrent to the Transactions.

A copy of the form of a PIPE Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the PIPE Subscription Agreement.

Registration Rights Agreement

At the Closing, Pegasus, the Sponsor, TopCo, and Anette Schmid and Christian Schmid will enter into an amended restated registration rights agreement (the "Registration Rights Agreement"), pursuant to which, among other things, the Sponsor and Anette Schmid and Christian Schmid will be granted certain customary registration rights with respect to their TopCo Ordinary Shares, in each case, on the terms and subject to the conditions set forth in the Registration Rights Agreement.

A copy of the form of the Registration Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Warrant Assumption Agreement

TopCo, Pegasus and Continental Stock Transfer & Trust Company, Pegasus' warrant agent, will enter into a warrant assumption agreement (the "Warrant Assumption Agreement") immediately following the completion of the Transactions, pursuant to which, among other things, Pegasus will assign all of Pegasus's right, title and interest in and to, and TopCo will assume all of Pegasus's liabilities and obligations under, the Warrant Agreement. As a result of such assumption, following the execution of the Warrant Assumption Agreement, each Pegasus Warrant will be exchanged for a warrant to purchase TopCo Ordinary Shares on the terms and conditions of the Warrant Assumption Agreement.

A copy of the form of the Warrant Assumption Agreement is filed with this Current Report on Form 8-K as Exhibit 10.6 and is incorporated herein by reference, and the foregoing description is qualified in its entirety by reference to the full text of the Warrant Assumption Agreement.

Warrant Grant Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor and certain Pegasus directors and officers have entered into a warrant grant agreement, transferring 1,775,000 private warrants held by the Sponsor to such Pegasus directors and officers subject to certain conditions.

Information incorporated by reference

The information set forth under Item 2.03 to this Current Report on Form 8-K is hereby incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On May 31, 2023, Pegasus issued a non-convertible unsecured promissory note (the “May Promissory Note”) in the principal amount of $1,400,000 to the Sponsor. The May Promissory Note was issued in connection with the decision by Pegasus' board of directors to approve the Business Combination Agreement and to provide further funding to Pegasus.

The May Promissory Note bears no interest and is repayable in full upon the earliest of December 31, 2023, the date on which Pegasus consummates a business consummation, or within three (3) business days of the receipt by Pegasus of a break-free, termination fee or similar arrangement in connection with a potential business combination. If Pegasus does not consummate a business combination, the May Promissory Note will not be repaid and all amounts owed under the May Promissory Note will be forgiven except to the extent that Pegasus has funds available to it outside of its Trust Account (as defined in the May Promissory Note).

A copy of the May Promissory Note is attached as Exhibit 10.8 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosure as set forth in this Item 2.03 is intended to be a summary only and is qualified in its entirely by reference to the May Promissory Note.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. Any Subscribed Shares to be offered and sold in connection with any PIPE Investment have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01 Regulation FD Disclosure.

On May 31, 2023, Pegasus and Schmid issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed Business Combination, (i) Pegasus TopCo B.V. is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of Pegasus and a preliminary prospectus (the "Registration/Proxy Statement"), and (ii) Pegasus will file a definitive proxy statement relating to the proposed Business Combination (the "Definitive Proxy Statement") and will mail the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of Pegasus shareholders to be held to approve the proposed Business Combination. This press release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of Pegasus and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Pegasus, Schmid and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of Pegasus as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to: Robert Bruce at rbruce@scfundmanagement.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Pegasus, Schmid, Strategic Capital and their respective directors, executive officers and other members of their management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Pegasus's shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Pegasus's shareholders in connection with the proposed Business Combination will be set forth in Registration Statement/Proxy Statement and Definitive Proxy Statement when such are filed with the SEC. Shareholders, potential investors and other interested person should read the Registration Statement/Proxy Statement and Definitive Proxy Statement carefully when such becomes available before making any voting or investment decisions.

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Pegasus's and Schmid's actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Pegasus's and Schmid's expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Pegasus's and Schmid's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (ii) the outcome of any legal proceedings that may be instituted against Pegasus, TopCo and/or Schmid following the announcement of the Business Combination Agreement and the Transactions; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Pegasus, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (v) the inability to obtain or maintain the listing of the post-acquisition company's securities on the NYSE following the proposed business combination; (vi) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (vii) failure to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Schmid to grow and manage growth profitably, and retain its key employees; (viii) costs related to the proposed business combination; (ix) changes in applicable laws or regulations; and (x) the possibility that Schmid, Pegasus or TopCo may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Pegasus's most recent filings with the SEC and will be contained in the Form F-4, including the Registration/Proxy Statement expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Pegasus, Schmid, TopCo, the transactions described herein or other matters, and attributable to Pegasus, Schmid, TopCo or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Pegasus, Schmid and TopCo expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect to events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, sell or exchange nor a solicitation of an offer to sell, subscribe for or buy or exchange any securities or the solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor will there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits

Exhibit Number
2.1†	Business Combination Agreement dated as of May 31, 2023
10.1†	Shareholders' Undertaking dated as of May 31, 2023
10.2†	Company Lock-Up Agreement dated as of May 31, 2023
10.3	Sponsor Support Agreement dated as of May 31, 2023
10.4	Form of PIPE Subscription Agreement
10.5	Form of Registration Rights Agreement
10.6	Form of Warrant Assumption Agreement
10.7	Articles of Association
10.8†	Plan of Merger
10.9	Warrant Grant Agreement dated as of May 31, 2023
10.10	Promissory Note dated as of May 31, 2023
99.1	Press Release dated as of May 31, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

† Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 31, 2023	Pegasus Digital Mobility Acquisition Corp.

	By:	/s/ F. Jeremey Mistry
	Name:	F. Jeremey Mistry
	Title:	Chief Financial Officer and Secretary

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